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                                March 25, 2021

       James Crossen
       Chief Financial Officer
       Acropolis Infrastructure Acquisition Corp.
       9 West 57th Street, 43rd Floor
       New York, NY 10019

                                                        Re: Acropolis
Infrastructure Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 17,
2021
                                                            File No. 333-254409

       Dear Mr. Crossen:

              We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Our warrant agreement designates the courts of the City of New York, page 59

   1. Please revise the third paragraph of this risk factor to clarify that plaintiffs who are unable to bring their claims
in the judicial forum of their choosing may be required to incur additional costs in the
pursuit of actions which are subject to your exclusive forum provisions.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Crossen
Acropolis Infrastructure Acquisition Corp.
March 25, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at (202) 551-8298 or Joel Parker at (202) 551-3651 if
you have questions regarding the financial statements and related matters. Please contact Daniel
Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Crossen
                                                        Division of Corporation
Finance
Comapany NameAcropolis Infrastructure Acquisition Corp.
                                                        Office of Trade &
Services
March 25, 2021 Page 2
cc:       Catherine Goodall
FirstName LastName